UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November, 2013

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name into English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Appoints Thomas Sieber to Board of Directors

An accomplished information technology and wireless industry executive with over 20 years of international experience in senior leadership positions, Mr. Sieber brings demonstrated expertise in building pan-European sales channels and business operations

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 5, 2013--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced the appointment of Thomas Sieber to the company’s Board of Directors. Mr. Sieber is the current Chairman of the Board of Directors and the former CEO of Orange Switzerland. He joins Sierra Wireless with more than 20 years of international experience in the information and communications technology (ICT) industry. The appointment will be effective January 1, 2014.

“Thomas is a successful, experienced technology industry executive with demonstrated expertise in building pan-European enterprise sales channels, an area of keen interest for Sierra Wireless,” said Jason Cohenour, President and CEO for Sierra Wireless. “We are very pleased to welcome Thomas to our board, and look forward to working together to continue building the company’s leadership position in M2M markets worldwide.”

Thomas Sieber became CEO of Orange Switzerland in 2009, where he led a successful turnaround of the business and drove the sales process of the company to a new owner. He was appointed Chairman of the Board of Directors in 2012. Before joining Orange, he was Executive Vice President of Sales for Fujitsu Siemens Computers, with responsibility for more than 7 billion euros in revenue and over 3,000 employees across the EMEA region. Mr. Sieber started his career at Hewlett-Packard, advancing to General Manager for Small and Medium Enterprise, EMEA, by the time he left the company in 2001. He studied Economics at the University of St. Gallen (HSG) in Switzerland, graduating in 1987.

“Sierra Wireless has built the clear global leadership position in exciting dynamic, innovative industry,” said Mr. Sieber. “I am excited to be joining the company and look forward to contributing to its strategy and growth as the M2M market continues to expand.”

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 604-232-1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	November 6, 2013